UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SUMTOTAL SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
866615107
(CUSIP Number)
Robert F. Smith
c/o Vista Equity Partners
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,568,012

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,568,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,568,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.3%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		367,536

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

367,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.2%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEPF III FAF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

81,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,206

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.2%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEFIIGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Robert F. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%(1)

14	TYPE OF REPORTING PERSON

IN, HC
(1) The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).

ITEM 1. Security and Issuer
This amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and, together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC, (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”) and (v) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”) on October 14, 2008, as amended by Amendment No. 1 filed on October 23, 2008 (the “Statement”), relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SumTotal Systems, Inc., a Delaware corporation (the “Issuer”), and amends such Schedule 13D. Unless otherwise stated herein, the Statement remains in full force and effect.
ITEM 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
In the afternoon on April 3, 2009, Vista Equity Partners III, LLC (“Vista”), on behalf of Vista Fund III, submitted to the Issuer a proposal to acquire Issuer in a merger in which stockholders would receive $3.25 per share in cash (the “Proposal”), as set forth in a letter, dated April 3, 2009, to the Chief Executive Officer of the Issuer (the “Letter”). The Proposal does not contemplate that any debt financing will be required to fund the proposed merger. The foregoing description is qualified in its entirety by reference to the Letter, a copy of which is included as Exhibit 99.3 to this Statement, which is incorporated by reference herein.
Following the delivery of the Proposal, despite repeated requests, the Issuer did not agree to meet over the weekend to negotiate the terms of the Proposal and the draft merger agreement that Vista delivered to the Issuer with the Letter.
Vista Fund III may submit other proposals, and enter into negotiations regarding a potential transaction that would result in a merger, or change of control of the Issuer. Any such proposal may be at a price and on terms that are the same as or different from the price and terms of the Proposal. There can be no assurance that Vista Fund III will submit other proposals, or that Vista Fund III and the Issuer will enter into any such transaction, that any transaction will occur on the terms set forth in the Letter or that any transaction will occur at all.
Vista Fund III plans to deliver a stockholder’s notice on April 6, 2009 stating that Vista Fund III intends to nominate three directors, Robert F. Smith, John N. Staples III and Charles R. Whitchurch, for election at Issuer’s 2009 Annual Meeting of Stockholders to be held on June 12, 2009 (including any adjournment, postponement, continuation or rescheduling thereof).
THE REPORTING PERSONS STRONGLY ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND THE DOCUMENTS RELATING TO THE SOLICITATION OF PROXIES BY OR ON BEHALF OF VISTA FUND III IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATED TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Except as set forth in this Statement, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer
Item 5 (a) and (b) are hereby amended and restated in their entirety as follows:
(a) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 4,016,754 shares of Common Stock. The beneficially owned shares of Common Stock represent, in the aggregate, beneficial ownership of approximately 12.7% of the outstanding Common Stock of the Issuer. The percentages reported in this Schedule 13D are based upon 31,583,020 shares of Common Stock, par value $0.001, of Issuer outstanding as of March 1, 2009 (as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008).
(b)

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power

Vista Fund III (1)	3,568,012	11.3%	0	3,568,012	0	3,568,012
Vista Fund III Parallel (2)	367,536	1.2%	0	367,536	0	367,536
Vista FAF (3)	81,206	0.2%	0	81,206	0	81,206
Vista III GP (4)	4,016,754	12.7%	0	4,016,754	0	4,016,754
Vista II GP (5)	4,016,754	12.7%	0	4,016,754	0	4,016,754
Robert F. Smith (6)	4,016,754	12.7%	0	4,016,754	0	4,016,754

(1)	Listed shares held by Vista Fund III. Vista Fund III has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the managing member of Vista II GP.

(2)	Listed shares held by Vista Fund III Parallel. Vista Fund III Parallel has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III Parallel, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the managing member of Vista II GP.

(3)	Listed shares held by Vista FAF. Vista FAF has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the managing member of Vista II GP.

(4)	Vista III GP is the general partner of the Vista Funds. Listed shares reflect shares held by the Vista Funds. Vista III GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the managing member of Vista II GP.

(5)	Vista II GP is the senior managing member of Vista III GP. Listed shares reflect shares held by the Vista Funds. Vista II GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista III GP, as the general partner of the Vista Funds, and (iii) Robert F. Smith, as the managing member of Vista II GP.

(6)	Robert F. Smith is the managing member of Vista II GP. Listed shares reflect shares held by the Vista Funds. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Vista III GP, as the general partner of the Vista Funds.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3	Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2009

ROBERT F. SMITH
By:	/s/ John Warnken-Brill
John Warnken-Brill, Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEPF III FAF, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEFIIGP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3	Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009.